

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Via E-Mail
Brian Sheridan
Director and Secretary
Sand Holdco PLC
c/o Legalinx Limited
1 Fetter Lane
London, EC4A 1BR
United Kingdom

> **Re: Sand Holdco PLC**
> **Registration Statement on Form S-4**
> **Filed April 20, 2015**
> **File No. 333-203510**

Dear Mr. Sheridan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Structure of the Transaction, page 23

1.   Please expand to discuss briefly the advantages and disadvantages of the chosen structure of the transaction.

Treatment of Cyberonics Equity Awards, page 27

2.   Please revise to disclose the number of shares that will be issuable pursuant to the accelerated vesting of Cyberonics stock options, restricted stock, and restricted stock units. Also disclose the number of shares that will be issued pursuant to the cash-out of Cyberonics stock options granted prior to January 1, 2013. To the extent the total number issuable cannot be determined at this time, please provide an estimate based on recent available information and indicate the assumptions used to calculate the estimate.

Cyberonics Reasons for the Mergers, page 29

3.   Revise to explain briefly the basis for your expectations regarding the potential strategic benefits. Also quantify these expectations where possible.

Interests of Certain Persons in the Merger, page 34

4.   Please quantify, for each director and named executive officer of Cyberonics, the benefits that they will receive as a result of the vesting and settlement of stock options, restricted stock and restricted stock units, the change in control severance plan benefits, retention plan awards, potential excise tax reimbursement, and any other amounts payable in connection with the transaction.

Holdco ordinary shares to be received... will have rights different, page 57

5.   We note your discussion of the differences in rights that Sand Holdco holders will have compared to Cyberonics shareholders includes a reference to shareholder suits. Please highlight in a separate caption the risk arising from Section 49 of Sand Holdco's articles that provides for exclusive jurisdiction in England and Wales.

Selected Historical Consolidated Financial Data for Sorin, page 84

6.   Please revise your presentation of basic and diluted earnings per ordinary share presented on this page and throughout the filing, including the consolidated income statement on page F-5, to round to the nearest cent so as not to imply a greater degree of precision than exists.

Unaudited Pro Forma Condensed Combined Financial Information, page 87

7.   We note that you are accounting for the mergers between Cyberonics, Sorin and Holdco as a "reverse acquisition" pursuant to which Cyberonics will be considered the acquiring entity for accounting purposes in accordance with U.S. GAAP. Please provide us with specific details of your analysis of the guidance at FASB ASC Topic 805-10-55 paragraphs 10 through 15 for this transaction in order to further explain how you determined that Cyberonics is the accounting acquirer under U.S. GAAP. Please also revise this section of the filing to provide expanded disclosures as to how you determined Cyberonics is the acquiring entity.

Note 3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 93

8.   Please refer to adjustment (e). We note that you identified intangible assets with acquisition-date fair values of $759 million. Revise the note to describe in more detail how you determined the estimated fair value of these intangible assets.

Note 5. Adjustments to Sorin Historical Financial Statements to Conform to Cyberonics, page 98

9.   Please refer to adjustment (a) and (b) that relate to reconciling Sorin's December 31, 2014 retained earnings to conform its historical IFRS retained earnings at that date to GAAP. Please revise this note to include additional details in order to enable the reader to determine the nature of, and reason for, the adjustment as well as how it was calculated.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Sorin, page 143

Results of Operations, page 147

10.   We note that on this page, on page 150 and throughout the filing that you present non-GAAP measures including but not limited to EBITDA, Adjusted EBITDA, Adjusted Operating Profit, and Adjusted Net Profit. Please tell us how you considered the reconciliation requirements and disclosure guidance in Item 10(e)(1)-(3) as well as Item 10(e)(5) of Regulation S-K in connection with your presentation of these non-GAAP measures.

11.   Further to the above, we note that on page 147 that you define "EBITDA" as net profit adjusted for the following: (i) depreciation, amortization and write-downs; (ii) additions to provisions for risks and charges; (iii) restructuring charges and provisions; (iv) financial income (expense); (v) share of loss of investments in associates accounted for using the equity method; and (vi) income taxes. "EBITDA" is defined as earnings before interest, taxes, depreciation and amortization. As noted in Question 103.01 of our Non-GAAP Financial Measures C&DI located on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, measures that are calculated differently than those described as "EBITDA" in Exchange Act Release No. 47226 should not be characterized as "EBITDA" and their titles should be distinguished from "EBITDA" such as "Adjusted EBITDA." Please revise the filing to properly label all non-GAAP measures.

12.   We note your explanation on page 147 and page 154 of why Sorin's net revenue fluctuated from fiscal 2014 as compared to fiscal 2013 and from fiscal 2013 as compared to fiscal 2012. Please revise Management's Discussion and Analysis to quantify the reasons for any material changes in financial statements line item amounts between the dates and periods in the financial statements presented. For example, please explain if the changes in your revenues were due to changes in prices, volumes or a combination of both items. For further guidance, please refer to Item 5 of Form 20-F as well as SEC Interpretive Release No. 33-8350.

Background of the Mergers, page 181

13.   We note the reference to the expression of a Party D representative of willingness to
        discuss a possible acquisition of Cyberonics by Party D. Please expand your disclosure
        to explain why a potential transaction with Party D was not pursued. For instance, we
        note your disclosure on page 186 that the board concluded that the acquisition was not
        "likely to result in a transaction creating more stockholder value than a strategic
        combination with Sorin," but the basis for this belief is not clear from the disclosure.
        Please revise accordingly.

14.   Describe in greater detail the negotiations during the meetings on October 8-9, October
        20-22, November 2-3, November 11, and December 16-17, 2014, as well as January 9,
        January 28-29, 2015, to provide shareholders with an understanding of how, when and
        why these terms of the proposed transaction evolved. For instance, with respect to the
        exchange ratios and ownership percentages, explain how each was determined and which
        party or parties proposed the final figures. Provide similar expanded disclosure of the
        discussions held via telephone on January 12, February 2, February 5, 2015 and other
        dates where the terms of the transaction were discussed.

15.   Expand your disclosure of the discussions that occurred between January 22, 2015 and
        February 6, 2015, as mentioned on page 189, to explain the material issues discussed and
        the positions taken by those involved in those discussions.

Opinion of Rothschild as Financial Advisor to Sorin, page 200

16.   Please provide us with copies of the materials prepared by Rothschild and Piper Jaffray in
        connection with their fairness opinions, including, among other things, any "board
        books," drafts of fairness opinions, and any summaries of presentations made to the
        boards.

17.   Please revise to clarify how the "subjective judgments and qualitative analysis"
        mentioned in the last sentence beginning on page 202 affected the disclosed ranges and
        values of Rothschild's financial analyses.

Summary of Financial Analyses of Rothschild, page 203

18.   Please revise to disclose the criteria Rothschild used to select the companies used in the
        Selected Public Companies Analyses described on pages 204 and 205 If any companies
        that met such criteria were excluded from the analyses, please also disclose the reasons
        for the exclusion.

Other Factors, page 206

19.   Please expand to disclose how these additional factors were considered and how, based on the specific terms of the transaction, these factors support the conclusion that the exchange ratio is fair to Sorin holders.

Cyberonics Reasons for the Mergers and Recommendation..., page 208

20.   Please expand your disclosure in the fifth bullet point on page 209 where you discuss the "revenue enhancements and cost-savings and synergy opportunities, including potential tax savings" to quantify these items separately and to explain the bases and assumptions used to calculate the amounts.

Representations and Warranties, page 234

21.   We note your disclosure that the representations and warranties contained in the merger agreement were "made for the benefit of the other parties to the merger agreement" and that "the assertions embodied in the representations and warranties are qualified by information in a confidential disclosure letter provided by Cyberonics to Sorin, on the one hand, and in a confidential disclosure letter provided by Sorin to Cyberonics, on the other hand, delivered in connection with the execution of the merger agreement." Because the description and the full merger agreement now appear in a disclosure document, please confirm that you have no additional information that would call into question the accuracy of the information contained in your disclosure.

Interests of Certain Persons in the Mergers, page 261

22.   Please quantify the number of shares underlying options, restricted stock and restricted stock units that will fully vest upon completion of the merger for each director and named executive officer.

23.   Please expand your disclosure of the Cyberonics options to be cashed out as described in the penultimate paragraph on page 261 to quantify the total amount expected to be paid out pursuant to this feature and the assumptions that were used in calculating the amount.

24.   Please revise to provide disclosure with respect to the material terms of employment of those named executive officers and directors of Cyberonics who will be employed at the combined company. Also disclose how those agreements differ from current employment arrangements.

25.   Please quantify, on an individual basis, the value of the stock appreciation rights to be awarded to Cyberonics' directors and named executive officers under the anticipated retention plan described on pages 263 – 264.

Material United States Federal Income Tax Considerations, page 267

26.   Here and throughout your document, as appropriate, please provide unequivocal disclosure regarding the tax consequences to Cyberonics holders, rather than merely what the tax consequences "generally" are or "should be." Also, if you are unable to provide unequivocal disclosure, you should disclose why, describing the degree of uncertainty and providing risk factor disclosure setting forth the risks to investors due to the uncertainty. For example, we note your disclosure in the second full paragraph on page 269 that the remainder of the discussion assumes that HoldCo will not be treated as a U.S. corporation under Section 7874 of the Internal Revenue Code. Please provide disclosure of the alternative tax treatments.

Security Ownership of Certain Beneficial Owners and Management, page 331

27.   Please revise the footnotes to the table to identify the natural person or persons who hold or share investment control over the shares held by entities.

Index to the Consolidated Financial Statements of Sorin S.P.A. and Subsidiaries, page F-1

Independent Auditor's Report, page F-2

28.   We note that this Independent Auditor's Report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB, or to include reconciliations from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

Note 39. Impact of Material Non Recurring Events and Transactions, page F-95

29.   We note that you are presenting non-GAAP measures entitled "the financial statement amounts before the impact of material nonrecurring events and transactions" for fiscal 2014, 2013 and 2012. Please tell us your consideration of the guidance in Item 10(e)(1)(ii)(C) and 10(e)(5) of Regulation S-K in connection with your presentation of these non-GAAP measures in the notes to the financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Roderick Branch, Esq.